TABCORP

03037822

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

20 November 2003

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

Enc.

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

20 November 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Consideration statements being mailed to former Jupiters security holders

Attached are consideration and holding statements that are being dispatched today to former holders of Jupiters Limited reset preference shares and ordinary shares pursuant to the merger with TABCORP Holdings Limited (TABCORP).

TABCORP intends to send additional materials to new shareholders who received TABCORP shares under the merger, with information regarding participation in the company's dividend reinvestment plan, the company's shareholder benefits scheme and information regarding capital gains tax issues resulting from the merger.

The company encourages shareholders to use the online share registry facility to conduct standard shareholder enquiries and transactions which is available through TABCORP's website at **www.tabcorp.com.au**

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Vic, 3000
GPO Box 1736
Melbourne, Vic, 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

20 November 2003

Reference No.:

Jupiters Reset Preference Shares Scheme Consideration

This statement confirms that the reset preference shares in Jupiters Limited (***RPS***) registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the scheme of arrangement between Jupiters Limited and its reset preference shareholders which was approved by the Supreme Court of Queensland on 31 October 2003 (the ***RPS Scheme***). This transaction did not take place on a stock market.

The cheque below represents the consideration owing to you in accordance with that scheme of arrangement, being A$105.26 per RPS registered in your name as at 5.00pm (Queensland time) on 10 November 2003 plus 78.15 cents per each such RPS (representing the value of the accrued dividend on each such RPS).

The transfer of the RPS by RPS holders to TABCORP Investments No.2 Pty Ltd in accordance with the RPS Scheme is a Capital Gains Tax (CGT) event for Australian tax purposes. Accordingly the capital proceeds in respect of the CGT event for each RPS are equal to the A$105.26 cash payment plus the 78.15 cents received in respect of the accrued dividend equivalent.

Description	Rate per share	Holding	Total amount A$
RPS Scheme	A$106.0415		
		Net amount:	$

Provider of Statement: This statement is provided by TABCORP Holdings Limited, Jupiters Limited (ABN 78 010 045 710) and TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375).

Taxation Statement: Please retain this statement for taxation purposes as a charge may be levied for replacement.

Privacy Statement: ASX Perpetual Registrars Limited advises that Chapter 2C of the *Corporations Act* 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the *Privacy Amendment (Private Sector) Act* 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website at www.asxperpetual.com.au

PLEASE DETACH BEFORE BANKING

TABCORP
TABCORP Investments No. 2 Pty Ltd
ABN 74 105 341 375

National — National Australia Bank Limited
Melbourne Office - 271 Collins St, Vic

20 November 2003

Security feature included in this cheque is a microprinted signature line, the absence of which could indicate a fraudulent cheque

PAY THE SUM OF

TO THE ORDER OF

NOT NEGOTIABLE

$XX.XX

For and on behalf of TABCORP Investments No. 2 Pty Ltd
Jupiters Offer Account

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Vic, 3000
GPO Box 1736
Melbourne, Vic, 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

20 November 2003

Securityholder Reference No. (SRN):

TRANSACTION CONFIRMATION / HOLDING STATEMENT

This statement confirms:

- that XXX ordinary shares in Jupiters Limited (***Jupiters Shares***) registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the scheme of arrangement between Jupiters Limited and its ordinary shareholders which was approved by the Supreme Court of Queensland on 31 October 2003 (the ***Ordinary Share Scheme***) and that you are entitled to receive A$5.25 for each of those Jupiters Shares as consideration for that transfer.

  The cheque for A$XX.XX below represents the total consideration owing to you from TABCORP Investments No.2 Pty Ltd in accordance with the Ordinary Share Scheme in connection with the transfer of those Jupiters Shares.

- that a further XXX Jupiters Shares registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the Ordinary Share Scheme and that you are entitled to receive 0.525 fully paid ordinary shares in the capital of TABCORP Holdings Limited (***TABCORP Shares***) for each of those Jupiters Shares in connection with that transfer. Fractional entitlements to TABCORP Shares were rounded to the nearest whole number, with fractions of 0.5 being rounded up.

- that accordingly TABCORP Holdings Limited issued XXXTABCORP Shares to you on 13 November 2003. (This was the opening balance of a new holding in your name on TABCORP's issuer sponsored subregister. The Securityholder Reference Number (SRN) for your TABCORP holding is I9999999999) Your former Jupiter's Limited share holding was recorded under SRN I8888888888.

Please turn over for further information and notes.

PLEASE DETACH BEFORE BANKING

TABCORP
TABCORP Investments No. 2 Pty Ltd
ABN 74 105 341 375

National

National Australia Bank Limited
Melbourne Office - 271 Collins St, Vic

20 November 2003

Security feature included in this cheque is a microprinted signature line, the absence of which could indicate a fraudulent cheque

PAY THE SUM OF

TO THE ORDER OF

NOT NEGOTIABLE

$XX.XX

For and on behalf of TABCORP Investments No. 2 Pty Ltd
Jupiters Offer Account

The TABCORP Shares issued to you are able to be traded on the Australian Stock Exchange (their code on the exchange is TAH).

None of the transactions described in this statement took place on a stock market, however.

No brokerage or stamp duty is payable on the transactions contemplated by this statement.

This statement is provided by TABCORP Holdings Limited, Jupiters Limited (ABN 78 010 045 710) and TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375).

Securityholders should not rely on the balances shown in this statement as being a complete record of their current holding. Among other things, it is possible that securityholders will hold TABCORP Shares under a different Securityholder Reference Number (SRN)/Holder Identification Number (HIN) to that recorded in this statement. The issuer will not be liable for any financial loss incurred by a securityholder who relies on the holding shown without making their own adjustments for any existing holdings and/or transfers relating to transactions which have yet to be registered.

Please note your SRN/HIN recorded in this statement. This SRN/HIN must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the registry.

The Australian Taxation Office (ATO) advises you to keep this statement. Disposal of shares may lead to Capital Gains Tax. Phone the ATO on 1300 720 092 if you need the "Guide To Capital Gains Tax".

Privacy StatementASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website (www.asxperpetual.com.au).

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Vic, 3000
GPO Box 1736
Melbourne, Vic, 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

20 November 2003

Holder Identification No. (HIN):

TRANSACTION CONFIRMATION STATEMENT

This statement confirms:

- that XXX ordinary shares in Jupiters Limited (***Jupiters Shares***) registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the scheme of arrangement between Jupiters Limited and its ordinary shareholders which was approved by the Supreme Court of Queensland on 31 October 2003 (the ***Ordinary Share Scheme***) and that you are entitled to receive A$5.25 for each of those Jupiters Shares as consideration for that transfer.

  The cheque for A$XX.XX below represents the total consideration owing to you from TABCORP Investments No.2 Pty Ltd in accordance with the Ordinary Share Scheme in connection with the transfer of those Jupiters Shares.

- that a further XXX Jupiters Shares registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the Ordinary Share Scheme and that you are entitled to receive 0.525 fully paid ordinary shares in the capital of TABCORP Holdings Limited (***TABCORP Shares***) for each of those Jupiters Shares in connection with that transfer. Fractional entitlements to TABCORP Shares were rounded to the nearest whole number, with fractions of 0.5 being rounded up.

- that accordingly TABCORP Holdings Limited issued XXXTABCORP Shares to you on 13 November 2003.

Please turn over for further information and notes.

PLEASE DETACH BEFORE BANKING

TABCORP
TABCORP Investments No. 2 Pty Ltd
ABN 74 105 341 375

National

National Australia Bank Limited
Melbourne Office - 271 Collins St, Vic

20 November 2003

Security feature included in this cheque is a microprinted signature line, the absence of which could indicate a fraudulent cheque

PAY THE SUM OF

TO THE ORDER OF

NOT NEGOTIABLE

$XX.XX

For and on behalf of TABCORP Investments No. 2 Pty Ltd
Jupiters Offer Account

The TABCORP Shares issued to you are able to be traded on the Australian Stock Exchange (their code on the exchange is TAH).

None of the transactions described in this statement took place on a stock market, however.

No brokerage or stamp duty is payable on the transactions contemplated by this statement.

This statement is provided by TABCORP Holdings Limited, Jupiters Limited (ABN 78 010 045 710) and TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375).

Securityholders should not rely on the balances shown in this statement as being a complete record of their current holding. Among other things, it is possible that securityholders will hold TABCORP Shares under a different Securityholder Reference Number (SRN)/Holder Identification Number (HIN) to that recorded in this statement. The issuer will not be liable for any financial loss incurred by a securityholder who relies on the holding shown without making their own adjustments for any existing holdings and/or transfers relating to transactions which have yet to be registered.

Please note your SRN/HIN recorded in this statement. This SRN/HIN must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the registry.

The Australian Taxation Office (ATO) advises you to keep this statement. Disposal of shares may lead to Capital Gains Tax. Phone the ATO on 1300 720 092 if you need the "Guide To Capital Gains Tax".

Privacy StatementASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website (www.asxperpetual.com.au).

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Vic, 3000
GPO Box 1736
Melbourne, Vic, 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

20 November 2003

Reference No.:

TRANSACTION CONFIRMATION STATEMENT

This statement confirms that XXX ordinary shares in Jupiters Limited (***Jupiters Shares***) registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the scheme of arrangement between Jupiters Limited and its ordinary shareholders which was approved by the Supreme Court of Queensland on 31 October 2003 (the ***Ordinary Share Scheme***) and that you are entitled to receive A$5.25 for each of those Jupiters Shares as consideration for that transfer. This transaction did not take place on a stock market.

The cheque for A$XX.XX below represents the total consideration owing to you from TABCORP Investments No.2 Pty Ltd in accordance with the Ordinary Share Scheme in connection with the transfer of those Jupiters Shares.

No brokerage or stamp duty is payable on the transaction contemplated by this statement.

This statement is provided by TABCORP Holdings Limited, Jupiters Limited (ABN 78 010 045 710) and TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375).

Please turn over for further information and notes.

PLEASE DETACH BEFORE BANKING

TABCORP
TABCORP Investments No. 2 Pty Ltd
ABN 74 105 341 375

National

National Australia Bank Limited
Melbourne Office - 271 Collins St, Vic

20 November 2003

Security feature included in this cheque is a microprinted signature line, the absence of which could indicate a fraudulent cheque

PAY THE
SUM OF

TO THE
ORDER
OF

NOT NEGOTIABLE

$XX.XX

For and on behalf of TABCORP Investments No. 2 Pty Ltd
Jupiters Offer Account

Please note your Securityholder reference number (SRN) / Holder Identification Number (HIN) recorded in this statement. This SRN/HIN must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement.

The Australian Taxation Office (ATO) advises you to keep this statement. Disposal of shares may lead to Capital Gains Tax. Phone the ATO on 1300 720 092 if you need the "Guide To Capital Gains Tax".

Privacy Statement
ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website (www.asxperpetual.com.au).

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Vic, 3000
GPO Box 1736
Melbourne, Vic, 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

20 November 2003

Securityholder Reference No. (SRN):

TRANSACTION CONFIRMATION HOLDING STATEMENT

This statement confirms:

- that XXX ordinary shares in Jupiters Limited (***Jupiters Shares***) registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the scheme of arrangement between Jupiters Limited and its ordinary shareholders which was approved by the Supreme Court of Queensland on 31 October 2003 (the ***Ordinary Share Scheme***) and that you are entitled to receive A$5.25 for each of those Jupiters Shares as consideration for that transfer.

  The cheque for A$XX.XX below represents the total consideration owing to you from TABCORP Investments No.2 Pty Ltd in accordance with the Ordinary Share Scheme in connection with the transfer of those Jupiters Shares.

- that a further XXX Jupiters Shares registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the Ordinary Share Scheme and that you are entitled to receive 0.525 fully paid ordinary shares in the capital of TABCORP Holdings Limited (***TABCORP Shares***) for each of those Jupiters Shares in connection with that transfer. Fractional entitlements to TABCORP Shares were rounded to the nearest whole number, with fractions of 0.5 being rounded up.

- that accordingly TABCORP Holdings Limited issued XXX TABCORP Shares to you on 13 November 2003. (This was the opening balance of a new holding in your name on TABCORP's issuer sponsored subregister. The Securityholder Reference Number (SRN) for your TABCORP holding is I99999999999) Your former Jupiters Limited share holding was recorded under SRN I88888888888.

Please turn over for further information and notes.

PLEASE DETACH BEFORE BANKING

TABCORP
TABCORP Investments No. 2 Pty Ltd
ABN 74 105 341 375

National — National Australia Bank Limited
Melbourne Office - 271 Collins St, Vic

20 November 2003

Security feature included in this cheque is a microprinted signature line, the absence of which could indicate a fraudulent cheque

PAY THE
SUM OF

TO THE
ORDER
OF

NOT NEGOTIABLE

$XX.XX

For and on behalf of TABCORP Investments No. 2 Pty Ltd
Jupiters Offer Account

The TABCORP Shares issued to you are able to be traded on the Australian Stock Exchange (their code on the exchange is TAH).

None of the transactions described in this statement took place on a stock market, however.

No brokerage or stamp duty is payable on the transactions contemplated by this statement.

This statement is provided by TABCORP Holdings Limited, Jupiters Limited (ABN 78 010 045 710) and TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375).

Securityholders should not rely on the balances shown in this statement as being a complete record of their current holding. Among other things, it is possible that securityholders will hold TABCORP Shares under a different Securityholder Reference Number (SRN)/Holder Identification Number (HIN) to that recorded in this statement. The issuer will not be liable for any financial loss incurred by a securityholder who relies on the holding shown without making their own adjustments for any existing holdings and/or transfers relating to transactions which have yet to be registered.

Please note your SRN/HIN recorded in this statement. This SRN/HIN must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the registry.

The Australian Taxation Office (ATO) advises you to keep this statement. Disposal of shares may lead to Capital Gains Tax. Phone the ATO on 1300 720 092 if you need the "Guide To Capital Gains Tax".

Privacy Statement
ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website (www.asxperpetual.com.au).

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne, Vic, 3000
GPO Box 1736
Melbourne, Vic, 3001
Telephone: 1300 665 661
Telephone: (03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

20 November 2003

Holder Identification No. (HIN):

TRANSACTION CONFIRMATION STATEMENT

This statement confirms:

- that XXX ordinary shares in Jupiters Limited (***Jupiters Shares***) registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the scheme of arrangement between Jupiters Limited and its ordinary shareholders which was approved by the Supreme Court of Queensland on 31 October 2003 (the ***Ordinary Share Scheme***) and that you are entitled to receive A$5.25 for each of those Jupiters Shares as consideration for that transfer.

  The cheque for A$XX.XX below represents the total consideration owing to you from TABCORP Investments No.2 Pty Ltd in accordance with the Ordinary Share Scheme in connection with the transfer of those Jupiters Shares.

- that a further XXX Jupiters Shares registered in your name as at 5.00pm (Queensland time) on 10 November 2003 were transferred to TABCORP Investments No.2 Pty Ltd (dealing on its own behalf) on 13 November 2003 in accordance with the Ordinary Share Scheme and that you are entitled to receive 0.525 fully paid ordinary shares in the capital of TABCORP Holdings Limited (***TABCORP Shares***) for each of those Jupiters Shares in connection with that transfer. Fractional entitlements to TABCORP Shares were rounded to the nearest whole number, with fractions of 0.5 being rounded up.

- that accordingly TABCORP Holdings Limited issued XXX TABCORP Shares to you on 13 November 2003.

Please turn over for further information and notes.

PLEASE DETACH BEFORE BANKING

TABCORP
TABCORP Investments No. 2 Pty Ltd
ABN 74 105 341 375

National

National Australia Bank Limited
Melbourne Office - 271 Collins St, Vic

20 November 2003

Security feature included in this cheque is a microprinted signature line, the absence of which could indicate a fraudulent cheque

PAY THE SUM OF

TO THE ORDER OF

NOT NEGOTIABLE

$XX.XX

For and on behalf of TABCORP Investments No. 2 Pty Ltd
Jupiters Offer Account

The TABCORP Shares issued to you are able to be traded on the Australian Stock Exchange (their code on the exchange is TAH).

None of the transactions described in this statement took place on a stock market, however.

No brokerage or stamp duty is payable on the transactions contemplated by this statement.

This statement is provided by TABCORP Holdings Limited, Jupiters Limited (ABN 78 010 045 710) and TABCORP Investments No.2 Pty Ltd (ABN 74 105 341 375).

Securityholders should not rely on the balances shown in this statement as being a complete record of their current holding. Among other things, it is possible that securityholders will hold TABCORP Shares under a different Securityholder Reference Number (SRN)/Holder Identification Number (HIN) to that recorded in this statement. The issuer will not be liable for any financial loss incurred by a securityholder who relies on the holding shown without making their own adjustments for any existing holdings and/or transfers relating to transactions which have yet to be registered.

Please note your SRN/HIN recorded in this statement. This SRN/HIN must be used in all communications with the company or registry. This statement is an important document and should be kept in a safe place. If lost or destroyed a charge will be levied for a replacement statement. Full terms and conditions of the above securities can be obtained from the registry.

The Australian Taxation Office (ATO) advises you to keep this statement. Disposal of shares may lead to Capital Gains Tax. Phone the ATO on 1300 720 092 if you need the "Guide To Capital Gains Tax".

Privacy Statement
ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a securityholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. ASX Perpetual Registrars privacy policy is available on its website (www.asxperpetual.com.au).